EXHIBIT 1

(English Translation)
June 27, 2008
TO OUR SHAREHOLDERS:
Koichi Suzuki
Representative Director
Internet Initiative Japan Inc.
1-105, Kanda Jinbo-cho, Chiyoda-ku, Tokyo, Japan

NOTICE OF RESOLUTIONS
AT THE 16TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

We hereby notify that at the 16th ordinary general meeting of shareholders of Internet Initiative Japan Inc. (“the company”) held today, the following items were reported and resolved.

Sincerely yours,

Subjects to be reported:

1. Business Report, consolidated financial statements and a report on the audit results of consolidated financial statements by the accounting auditors and the Board of company auditors for the 16th term (from April 1, 2007 to March 31, 2008)

2. Non-consolidated financial statements for the 16th term (from April
1, 2007 to March 31, 2008)
In this respect, the contents of the above two documents were reported.

Subjects to be resolved:
Item 1: Appropriation of Retained Earnings
This item was resolved as originally proposed. The dividends were determined as follows:
1. Type of dividend property
    Cash
2. Matters concerning allocation and total amount of dividend property
The Company proposes to pay 1,000 per share of common stock. In this case, the total amount of dividends is 206,478,000.
3. Effective date of dividend payment
    The Company proposes June 30, 2008 as the effective date of the dividend payment.

Item 2: Partial Amendments to the Articles of Incorporation
This item was resolved as originally proposed.

Item 3: Election of Eight Directors
This item was resolved as originally proposed.
The re-election of the following six directors was resolved, Takamichi Miyoshi, Akihisa Watai, Yoshiaki Hisamoto, Yasurou Tanahashi, Takashi Hiroi and Senji Yamamoto.
The election of the following new directors was also resolved, Kiyoshi Ishida and Shingo Oda.

Item 4: Election of Three Auditors
This item was resolved as originally proposed.
The re-election of the following three Company Auditors was resolved, Junichi Tate, Masaki Okada and Masaaki Koizumi.

Item 5: Grant of Bonus to Directors
This item was resolved as originally proposed.
Payment of bonuses totaling JPY 12 million to directors was resolved, by taking into account financial results for the fiscal year ended March 31, 2008 and other factors.

It was also resolved that the amount allocated to each director, the timing,  its method of the payment and other details related to the payment of bonuses  be left to the discretion of the Board of Directors.

Item 6: Amendment to the Amount of Remuneration, etc. given to Directors and Auditors
This item was resolved as originally proposed.

It was resolved that the yearly amount of remuneration, etc. (including bonus) for the Directors be revised to 500 million yen or less and the amount of remuneration, etc. (including bonus) for the Company Auditors be in the same amount as that paid previously, i.e., 100 million Yen or less.

Item7: Grant of Retirement Allowance to a Retired Director
This item was resolved as originally proposed.

It was resolved that retirement allowance to retired director Mr. Hiroyuki Hisashima, be paid in accordance to his achievements as Director, within a reasonable amount according to the rules of the Company. Its amount, timing, method of payment and other details relating to the retirement allowances be left to the discretion of the Board of Directors.